SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended

24 June 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

June 23, 2010

UPDATE ON LMRP CAP CONTAINMENT OPERATIONS

The lower marine riser package (LMRP) cap containment system was successfully reinstalled on the Deepwater Horizon's failed blow-out preventer (BOP) at approximately 1830 CDT on June 23. This containment system is connected to the drillship Discoverer Enterprise on the surface.

The system resumed collecting oil and gas at 1900 CDT on June 23.

The LMRP cap containment system was moved off the BOP at approximately 0845 CDT on June 23 as a precaution following observation of an unexpected discharge of seawater from a diverter valve on the Discoverer Enterprise.

Capture of oil and gas through the BOP's choke line via a manifold to the Q4000 vessel on the surface has continued uninterrupted throughout the day.

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BP Press Office London +44 20 7496 4076
BP Press Office, Houston: 1 281 366 0265
www.bp.com/gulfofmexicoresponse

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  24 June, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary